Exhibit 99.9

Imperial Tobacco Group PLC - Transaction in Own Shares

Purchase of own securities

Imperial Tobacco today acquired from Morgan Stanley Securities Limited 160,000 of its ordinary shares at an average price of 1799.5365 pence per ordinary share. The purchased shares will all be held as treasury shares. Following the above purchase, Imperial Tobacco holds 44,948,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 684,252,921.

Contacts:

Nicola Tate	Imperial Tobacco Group PLC	0117 933 7082
John Nelson-Smith	Imperial Tobacco Group PLC	0117 933 7032
Paul Baker	Morgan Stanley	020 7425 8000

Copies of our announcements are available on our website:  www.imperial-tobacco.com